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MAR 04 2014
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66997

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARTNER CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 WESTCHESTER AVENUE, SUITE 641 N
(No. and Street)

RYE BROOK	NY	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN VAN — 615-312-4120
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name – *if individual, state last, first, middle name*)

185 CROSSWAYS PARK DRIVE	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JOHN VAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARTNER CAPITAL GROUP, LLC, as of 31-Dec 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PARTNER CAPITAL GROUP, LLC
By: [signature]
Signature

FINOP
Title

[signature]
Notary Public

My Commission Expires
May 20, 2014

DONALD SETH ROUSH
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNER CAPITAL GROUP, LLC

Financial Statements

December 31, 2013

Partner Capital Group, LLC

Table of Contents

December 31, 2013

	PAGE
Independent Auditors' Report	1-2
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-9
SUPPLEMENTARY INFORMATION	
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3	11-12

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report

To the Members of
Partner Capital Group, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Partner Capital Group, LLC (a limited liability company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partner Capital Group, LLC (a limited liability company) as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 10, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Weinberg, Mole', Krantz & Goldfarb, LLP

Woodbury, New York
February 7, 2014

PARTNER CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

Cash and cash equivalents	$	24,181
Receivables from clients and investment managers		54,482
Prepaid expenses and other		1,398
Total assets	$	80,061

LIABILITIES AND MEMBERS' EQUITY

Payable to brokers or dealers	$	35,440
Accounts payable and accrued expenses		5,165
Total liabilities	$	40,605
Members' equity	$	39,456
Total liabilities and members' equity	$	80,061

PARTNER CAPITAL GROUP, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

REVENUES		
Commissions	$	45,837
Client supervision and advisory fees		86,681
Interest income and other		67
Total revenues	$	132,585
EXPENSES		
Commission expense	$	75,069
License & permits		3,574
Professional fees		5,600
General, administrative and other		3,381
Total expenses	$	87,624
Net income	$	44,961

The accompanying notes are an integral part of the financial statements.

PARTNER CAPITAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2013

Balance at January 1, 2013	$	30,495
Distributions to members		(36,000)
Net income		44,961
Balance at December 31, 2013	$	39,456

PARTNER CAPITAL GROUP, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 44,961
Adjustments to reconcile net income to net cash provided by operating activities:	
None	-
Cash flow from changes in assets and liabilities:	
Increase in receivables from clients and investment managers	(32,795)
Increase in prepaid expenses and other	(703)
Increase in payable to broker or dealers	25,220
Decrease in accounts payable and accrued expenses	(28)
Total adjustments	(8,306)
Net cash provided by operating activities	$ 36,655
CASH FLOWS FROM INVESTING ACTIVITIES	
None	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	$ (36,000)
Net cash used in financing activities	$ (36,000)
Net change in cash	$ 655
Cash and cash equivalents at beginning of year	23,526
Cash and cash equivalents at end of year	$ 24,181
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

Partner Capital Group, LLC
Notes to Financial Statement
December 31, 2013

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Partner Capital Group, LLC ("the Company"), a Tennessee limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Revenue Recognition

The Company is a securities broker-dealer. Commissions earned generally result from the Company introducing investors to alternative investments and other investments. Fees earned for account supervision and advisory services relate to the introduction of institutional investors to separately managed account programs managed by other investment advisors and quarterly advisory fees charged on accounts advised by the Company. All fees are recorded in the period earned.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 7, 2014, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less.

Receivables from Clients and Investment Managers and Related Payables

Fee income and the related commission expense are accrued on a monthly basis and are generally collectible after the end of each calendar quarter. Commission expense is calculated as a percentage of the related fees earned for investment advisory services and hedge fund activity. Management provides an allowance for doubtful accounts equal to the estimated uncollectible amounts, which is based on historical collection experience and a review of specific current receivables. At December 31, 2013, the Company has determined that no reserve for uncollectible accounts is required.

NOTE 2 – INCOME TAXES

The Company is treated as a partnership for income tax purposes. The members of the Company are then taxed on their proportionate share of the Company's taxable income. Accordingly, the Company is not subject to federal income taxes. The Company is liable for state franchise and excise taxes which have been provided for.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $19,016 which was $14,016 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 2.13 to 1.

NOTE 4 – REGULATION

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). As the Company does not handle any customer funds, there is no need to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6 – CREDIT AND OFF-BALANCE-SHEET RISK

The Company is engaged in various brokerage activities in which counter-parties primarily include investment managers. In the event counter-parties do not fulfill their obligation, the Company may be exposed to risk. The risk of default primarily depends upon the credit worthiness of the counter-party. The Company periodically reviews the credit worthiness of each of the counter-parties. At times the Company may have cash balances that exceed FDIC insured limits. The Company does not hold any financial instruments with off-balance-sheet risk.

NOTE 7 – TRANSACTIONS WITH RELATED PARTIES

The Company pays commissions to registered representatives based on the revenues generated by the respective registered representative. At December 31, 2013, registered representatives were owed $35,440 for commissions earned but unpaid. Such commissions are awaiting receipt of payment from the underlying revenue source. If such payments are not received for any reason, registered representatives have no recourse to the Company for payment. The registered representatives are also owners of the Company.

Supplementary Information

PARTNER CAPITAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2013

NET CAPITAL	
Total member's capital	$ 39,456
Deduct member's capital not allowable for net capital	-
Total member's equity qualified for net capital	$ 39,456
Additions: none	
Deductions:	
Non-allowable assets	$ 20,440
Total deductions	$ 20,440
Net capital before haircuts on securities positions	$ 19,016
Haircuts on securities	-
Net capital	$ 19,016
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Payable to brokers or dealers	$ 35,440
Accounts payable and accrued expenses	5,165
Total aggregate indebtedness	$ 40,605
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$ 2,707
Minimum dollar net capital requirement for reporting broker or dealer (B)	$ 5,000
Net capital requirement (greater of (A) or (B))	$ 5,000
Excess net capital	$ 14,016
Net capital less 120% of minimum required	$ 13,016
Ratio: Aggregate indebtedness to net capital	2.13 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II A of Form X-17A-5 as of December 31, 2013	
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$ 19,016
No differences	-
Net capital per above	$ 19,016

The accompanying notes are an integral part of the financial statements.

Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Members of
Partner Capital Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Partner Capital Group, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Partner Capital Group, LLC, to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the use of Management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weisberg, Molé, Krantz & Goldfarb LLP

Woodbury, New York
February 7, 2014